Net Talk.com, Inc.

1100 NW 163rd Drive

Miami, Florida 33169

(305) 621-1200

Fax (305) 621-1201

May 8, 2009

VIA EDGAR & FACSIMILE (703) 813-6986

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Net Talk.com, Inc.

Registration Statement (Form S-1)

Filed February 9, 2009

File No. 333-157187

Dear Ms. Plowgian:

On behalf of Net Talk.com, Inc. (the “Company”), this letter responds to the comments you provided by letter dated April 24, 2009 regarding the Company’s Registration Statement on Form S-1. Please be advised that, concurrent with this response, the Company filed Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by our response.

General

1.	We note your response to comment one from our letter issued on March 9, 2009, as well as your reduction in the number of shares registered for resale by selling shareholders. However, you are not permitted to register the issuance of shares underlying the warrants because the warrants were originally issued in a private transaction. The issuance of the shares upon the exercise of all privately-placed warrants must be completed privately. You are only permitted to register the resale of the shares underlying all of the warrants. However, based upon the factors previously discussed in our March 9, 2009 comment letter, you may only register the resale of all 9,099,712 shares as an indirect primary offering. Please fix the offering price of the securities for the duration of the offering and indentify the selling stockholders as underwriters.

We have removed 8,169,805 shares of common stock underlying the Series A Common Stock Purchase Warrants and Series B Common Stock Purchase Warrants not being registered on behalf of selling security holders in the Registration Statement. As revised, only 929,907 shares of common stock are being offered for resale by selling security holders in this offering.

Prospectus Summary, page 1

2.	We note your response to our prior comment five; however, we are unable to locate the added disclosure. Please tell us where you have included disclosure regarding the percentage of your outstanding shares being registered by this registration statement.

The disclosure is set forth on page 1 of the Registration Statement and is contained in the second sentence of the subheading entitled “Common stock offered by Selling Security Holders.”

Risk Factors, page 4

We currently have Series A Common Stock Purchase Warrants Outstanding...,page 4

3.	We note your responses to our prior comment nine and comment 41. On pages four and 28 you state that if the holders of your warrants do not exercise such warrants, you will not receive any “additional” proceeds. Please revise this disclosure to state, if true, that if the warrants are not exercised you will not receive “any” proceeds.

We have revised our disclosure in accordance with the Staff’s comment. Please see pages 4 and 28 of the Registration Statement.

Government Regulation, page 23

4.	We note your response to prior comment 31. Please also disclose the current status of your pending applications. See Item 101(h)(4)(viii) of Regulation S-K.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 23 of the Registration Statement.

Liquidity and Capital Resources, page 27

5.	We note your response to our prior comment 39 and your revised disclosure on page 27. We further note your disclosure that you currently spend $150,000 per month in operating expenses and $260,000 per month in product development and deployment expenses. Considering these expenses, please explain the basis of management’s belief that you will only need to obtain $760,000 to continue your minimal operations for the next 12 months. Please also indicate whether this conclusion is contingent upon your ability to earn revenue from the TK 6000 by the fourth fiscal quarter of 2009.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 27 of the Registration Statement.

Borrowing Arrangements, page 28

6.	We note your response to our prior comment 42. Please revise your disclosure to indicate the maximum number of shares the debentures may be convertible into.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 28 of the Registration Statement.

Interlink Global Corporation

Financial Statements, page F-36

7.	We are still considering your response to prior comment 47 and may have additional comments.

In our response to comment no. 47 from your March 9, 2009 comment letter, we outlined our conclusion that the Interlink Asset Group constituted a business under Rule 3-05 and Article 11 due to the preponderance and weight of the conditions, although it did not constitute a business for accounting purposes. After further evaluation and consideration of that conclusion, which included discussions with the Staff, we have determined that the weight of those conditions, as set forth in Article 11, and described in our previous response, do not, in fact, rise to the definition of a business under Rule 3-05 and Article 11.

Pursuant to our telephone conference of April 28, 2009, we have removed the financial statements of Interlink Global Corporation and the corresponding pro-forma financial information included in the Registration Statement.

Exhibits

8.	We note that the legal opinion filed as Exhibit 5.1 does not include an opinion that the shares are duly authorized. Please provide an opinion that the shares of common stock being registered are duly authorized.

We have included a revised form of our counsel’s legal opinion required by Item 610(b)(5) of Regulation S-K. Please see Exhibit 5.01.

Employment Agreement of Anastasios Kyriakides

We have included Mr. Kyriakides’ employment agreement as Exhibit 10.22 to the Registration Statement. A summary of Mr. Kyriakides’ employment agreement is also contained on page 40 of the Registration Statement.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (305) 621-1200 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Anastasios Kyriakides
Anastasios Kyriakides Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Charlie Meeks, CPA

KBL, LLP

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